Exhibit 21

SUBSIDIARIES OF HEALTH BENEFITS DIRECT CORPORATION

Health Benefits Direct Corporation's ("Registrant") subsidiaries as of December 31, 2009, are listed below.

Subsidiary	Ownership	Jurisdiction
Insurance Specialist Group	100% owned by Registrant	Florida
HBDC II, Inc.	100% owned by Registrant	Delaware
Insurint Corporation	100% owned by Registrant	Delaware
Platinum Partners, LLC	100% owned by HBDC II, Inc.	Florida
InsPro Technologies, LLC	100% owned by Registrant	Delaware